Exhibit 99.1

FERRARI RENEWS AND STRENGTHENS ITS PARTNERSHIP WITH
PUMA

Maranello (Italy), September 17, 2023 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) is pleased to announce that Scuderia Ferrari has renewed its multi-year partnership with sports company PUMA, which will become its Premium Partner starting from next year.

In the next years PUMA will also continue to be the licensing partner for Ferrari-branded products and the supplier of F1 team and race wear for Ferrari.

The renewal of the partnership continues and reinforces the successful collaboration between Ferrari and Puma, which started in 2005.

“Our longstanding journey with PUMA is a testament to an enduring trust and synergy to continue to embrace new opportunities together,” said Benedetto Vigna, Ferrari Chief Executive Office. “As leaders in our respective fields, we are ready to support each other, demonstrating an unwavering commitment to offer increasingly engaging experiences for our tifosi and brand lovers”.

"Since 2005, PUMA has the ambition to be the best brand partner for Scuderia Ferrari. We have celebrated many successes and the passion for Ferrari with the millions of tifosi worldwide over the past two decades. I'm very excited that we will further deepen our strong partnership by not only prolonging our partnership but further extending the scope of our collaboration," said Arne Freundt, PUMA CEO.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977